Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Announces Promising Preliminary Results of
RLF-TD011 Clinical Trial in Epidermolysis Bullosa

GENEVA (OCT. 8, 2024) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief, or the Company), a biopharmaceutical company committed to delivering innovative treatment options for select specialty, unmet and rare diseases, today announced promising preliminary results from its proof-of-concept, investigator-initiated clinical trial evaluating RLF-TD011 for the treatment of epidermolysis bullosa (EB), a rare genetic condition characterized by fragile skin and chronic wounds.

The study was designed to evaluate the effects of RLF-TD011 on microbiome diversity in wounds of patients with dystrophic and junctional EB. Microbiome analysis showed a statistically significant reduction in Staphylococcus aureus and an increase in beneficial bacteria in EB wounds, accompanied by a marked improvement in alpha microbiome diversity. A notable correlation between wound healing, specifically wound size reduction, and Staphylococcus aureus reduction was also observed. Further analyses will be available in the coming weeks.

Culture-based studies have shown that up to 93% of wounds in EB patients are colonized by Staphylococcus species. “Overgrowth of Staphylococcus aureus can lead to infection in our patients with epidermolysis bullosa and inhibits wound healing,” said Prof. Amy Paller, Principal Investigator of the study and Chair of Dermatology at Northwestern University. The presence of these pathogens contributes to chronic inflammation and alterations in the skin microbiome, both of which exacerbate poor wound healing. The preliminary results showing a reduction in Staphylococcus aureus without disrupting the beneficial bacteria are particularly promising, as they highlight the potential of RLF-TD011 to address a critical need for targeted treatments in EB, ultimately improving patient outcomes.

Additional information about this investigator-initiated study is available at ClinicalTrials.gov (NCT05533866).

ABOUT RLF-TD011

RLF-TD011 is a highly pure, stabilized hypochlorous acid solution developed using Relief's proprietary TEHCLO™ technology. With strong antimicrobial properties, RLF-TD011 is a sprayable, self-administered solution for targeted wound application while avoiding skin contact and cross-contamination. RLF-TD011 has shown efficacy in accelerating wound closure and reducing infections in clinical trials1. In preliminary cases, EB patients using RLF-TD011 showed improvements in blistering and tissue repair. The U.S. Food and Drug Administration (FDA) granted it orphan drug designation for EB, and Relief plans to seek QIDP designation for extended market exclusivity.

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ABOUT EPIDERMOLYSIS BULLOSA

Epidermolysis bullosa (EB) is a group of rare, inherited connective tissue disorders characterized by extreme skin fragility, leading to blistering and wounds from minor friction or injury. In severe cases, blisters can develop into chronic wounds or form in internal organs such as the mouth or esophagus. According to the National Epidermolysis Bullosa Registry, EB affects approximately 19.57 per million live births in the United States. Globally, EB affects about 500,000 people.

ABOUT RELIEF

Relief is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety, and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief’s portfolio offers a balanced mix of marketed, revenue-generating products, proprietary, globally patented TEHCLO™ and Physiomimic™ platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare skin diseases, rare metabolic disorders, and rare respiratory diseases. In addition, Relief is commercializing several legacy products via licensing and distribution partners. Headquartered in Geneva, Relief is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, visit www.relieftherapeutics.com.

CONTACT:

RELIEF THERAPEUTICS Holding SA

Jeremy Meinen

Chief Financial Officer

contact@relieftherapeutics.com

DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, including its ability to achieve its corporate, development and commercial goals, and other factors which could cause the actual results, financial condition, performance or achievements of Relief to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors, including those described in Relief’s filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC), could adversely affect Relief. Copies of Relief’s filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief does not undertake any obligation to update the information contained herein, which speaks only as of this date.

References

[1]	Lacopi E., et al. The Use of a Novel Super-Oxidized Solution on Top of Standard Treatment in the Home Care Management of Postsurgical Lesions of the Diabetic Foot Reduces Reinfections and Shortens Healing Time. Int J Low Extrem Wounds. 2018 Dec; 17(4):268-274.

Strohal R, et al. The management of critically colonized and locally infected leg ulcers with an Acid-Oxidizing Solution: A pilot study. Adv Skin Wound Care 31(4):163-171, 2018.

Ricci E, et al. The management of chronic ulcers with an AcidOxidizing Solution. J Wound Care 25(8):443-50, 2016.

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